                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 HealthAxis Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74382 10 7
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Gregory T. Mutz
                                      UICI
                          4001 McEwen Drive, Suite 200
                               Dallas, Texas 75244
                                 (972) 392-6700

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.     74382 10 7                                                     PAGE     1     of      16    PAGES
          ---------------------------------                                       ---------    ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UICI
                  75-2044750

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)  [ ]
                                                                                                       (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-----------------------
                         7         SOLE VOTING POWER

                                            15,374,607

       NUMBER OF         8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                          -0-
        OWNED BY
          EACH           9         SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                             23,956,321
          WITH
                         10        SHARED DISPOSITIVE POWER

                                            -0-
-----------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,956,321

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45.3%

14         TYPE OF REPORTING PERSON

                    CO

                                  SCHEDULE 13D


CUSIP NO.     74382 10 7                                                     PAGE     2     of      16    PAGES
          ---------------------------------                                       ---------    ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The MEGA Life and Health Insurance Company
                  59-2213662

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)  [ ]
                                                                                                       (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Oklahoma
-----------------------
                         7         SOLE VOTING POWER

                                            3,557,179

       NUMBER OF         8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                          -0-
        OWNED BY
          EACH           9         SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                             3,557,179
          WITH
                         10        SHARED DISPOSITIVE POWER

                                            -0-
-----------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,557,179

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%

14         TYPE OF REPORTING PERSON

                    CO

                                  SCHEDULE 13D


CUSIP NO.     74382 10 7                                                     PAGE     3     of      16    PAGES
          ---------------------------------                                       ---------    ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UICI Sub I, Inc.
                  75-2867948

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)  [ ]
                                                                                                       (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-----------------------
                         7         SOLE VOTING POWER

                                            2,668,000

       NUMBER OF         8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                          -0-
        OWNED BY
          EACH           9         SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                             2,668,000
          WITH
                         10        SHARED DISPOSITIVE POWER

                                            -0-
-----------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,668,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%

14         TYPE OF REPORTING PERSON

                    CO

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 4 of 16 Pages
         -----------------------

          This Schedule 13D is filed as Amendment No. 1 to, and amends and restates in its entirety, the Schedule 13D filed by UICI on February 5, 2001.


ITEM 1.        SECURITY AND ISSUER

         Common Stock
         $0.10 par value per share ("Common Stock")

         HealthAxis Inc. (the "Issuer")
         2500 DeKalb Pike
         East Norriton, Pennsylvania 19401


ITEM 2.        IDENTITY AND BACKGROUND

         Appendix A contains the information called for by Items 2-6 of Schedule 13D for the executive officers and directors of each of UICI, The MEGA Life and Health Insurance Company ("MEGA"), and UICI Sub I, Inc. ("Sub I"; together with MEGA, the "Subsidiaries"). Both MEGA and Sub I are wholly owned subsidiaries of UICI.

         UICI

         a.       UICI, a Delaware corporation.

         b. The address of UICI's principal business and principal office is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal business of UICI is financial services, with interests in life and health insurance and related services, including the administration and delivery of managed healthcare programs to select niche markets.

         d. During the last five years, UICI has not been convicted in any criminal proceeding.

         e. During the last five years, UICI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which UICI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 5 of 16 Pages
         -----------------------



         MEGA

         a. The MEGA Life and Health Insurance Company, an Oklahoma corporation.

         b. The address of MEGA's principal business and principal office is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal business of MEGA is life and health insurance and related services..

         d. During the last five years, MEGA has not been convicted in any criminal proceeding.

         e. During the last five years, MEGA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MEGA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sub I

         a.       UICI Sub I, Inc., a Delaware corporation.

         b. The address of Sub I's principal business and principal office is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal business of Sub I is financial services, with interests in life and health insurance and related services, including the administration and delivery of managed healthcare programs to select niche markets.

         d. During the last five years, Sub I has not been convicted in any criminal proceeding.

         e. During the last five years, Sub I has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sub I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 6 of 16 Pages
         -----------------------


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         UICI, MEGA and Sub I acquired beneficial ownership of the Common Stock upon the consummation of the merger (the "Merger") of HealthAxis.com, Inc., a Pennsylvania corporation ("HealthAxis"), with and into HealthAxis Acquisition Corp., a Pennsylvania corporation, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated October 26, 2000 (the "Merger Agreement"). UICI, MEGA and Sub I were all shareholders of HealthAxis prior to the Merger. In exchange for each share of common stock, no par value, of HealthAxis, the shareholders of HealthAxis received 1.334 shares of Common Stock in the Merger.

         In addition to the Common Stock received by UICI, MEGA and Sub I in the Merger, UICI beneficially owns Common Stock by virtue of its ownership of the HealthAxis Inc. 2% Convertible Debenture (the "Debenture") and the HealthAxis Inc. Stock Purchase Warrant (the "Warrant"), which are convertible into and may be exercise for the purchase of Common Stock, respectively. The Debenture is convertible into Common Stock at a conversion price of $9.00 per share, and the Warrant has an exercise price of $3.01 per share.

ITEM 4.        PURPOSE OF TRANSACTION

         On January 26, 2001, the Merger was completed and each outstanding share of common stock, no par value, of HealthAxis was converted into the right to receive 1.334 shares of Common Stock. As a result of the Merger, UICI acquired beneficial ownership of 23,758,845 shares of Common Stock representing 45% of the Common Stock.

         On July 31, 2000, UICI entered into that certain Amended and Restated Voting Trust Agreement (the "Voting Trust Agreement") pursuant to which UICI deposited 6,433,069 shares of common stock of HealthAxis into a voting trust (the "Voting Trust"). Upon the completion of the Merger each of those securities were converted into the right to receive 1.334 shares of Common Stock. UICI has the sole power to dispose of, or to direct the disposition of the Common Stock held in the Voting Trust. As a result of such power, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), UICI is deemed to have beneficial ownership of the Common Stock held by the Voting Trust.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 7 of 16 Pages
         -----------------------


         On January 29, 2001 UICI was issued the Debenture in the amount of $1,666,666.67 which may be converted into Common Stock at a conversion price of $9.00 per share, subject to adjustment, as described in greater detail in Item 6 below.

         On January 29, 2001 UICI received the Warrant for the purchase of 12,291 shares of Common Stock at an exercise price of $3.01 per share, subject to adjustment, as described in greater detail in Item 6 below.

         UICI from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, UICI will take such actions in the future as UICI may deem appropriate in light of the circumstances existing from time to time. If the UICI believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, UICI may determine to dispose of some or all of the Common Stock currently owned by UICI or otherwise acquired by UICI either in the open market or in privately negotiated transactions. UICI may also convert the Debenture into Common Stock or exercise the Warrant for the purchase of Common Stock.

         Except as set forth above or as may be exercised in accordance with the terms of the Shareholders' Agreement described below in Item 6, UICI has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer,
         (e) any material change in the issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 8 of 16 Pages
         -----------------------


ITEM 5.        INTEREST IN SECURITIES OF ISSUER

         Information in this Item 5 regarding the number and percentage of Common Stock beneficially owned by each reporting person assumes that the entire Debenture beneficially owned by the particular reporting person is converted into, and the entire Warrant beneficially owned by the particular reporting person is exercised for, Common Stock and that no debenture or warrant beneficially owned by any other persons is exchanged for or converted into Common Stock.

         UICI

         As indicated in each case, information with regard to UICI's beneficial ownership of Common Stock in this Item 5 is presented either including or excluding Common Stock which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries and for which information is presented elsewhere in this Item 5 with regard to the Subsidiaries.

         a. Beneficial ownership including Common Stock which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries: 23,956,321 shares of Common Stock (23,758,845 shares of Common Stock, 185,185 shares of Common Stock issuable upon conversion of the Debenture (as discussed in Item 6) and 12,291 shares of Common Stock issuable upon exercise of the Warrant (as discussed in Item 6)) constituting 45.3% of the Common Stock.

                  Beneficial ownership excluding Common Stock and Units which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries: 17,731,142 shares of Common Stock (17,533,666 Common Stock, 185,185 shares of Common Stock issuable upon conversion of the Debenture and 12,291 shares of Common Stock issuable upon exercise of the Warrant) constituting 33.5% of the Common Stock.

         b. With regard to the 6,225,179 shares of Common Stock which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries, UICI may be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Stock.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                       Page 9 of 16 Pages
         -----------------------


                  With regard to the 17,731,142 shares of Common Stock (17,533,660 Common Stock, 185,185 shares of Common Stock issuable upon conversion of the Debenture and 12,291 shares of Common Stock issuable upon exercise of the Warrant) beneficially owned by UICI, excluding the Common Stock which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries, UICI has sole power to vote or to direct the vote of 9,149,428 shares of Common Stock and sole power to dispose or to direct the disposition of 17,731,142 shares of Common Stock. UICI has vested the power to vote 8,581,714 shares of Common Stock in the trustees of a voting trust pursuant to an Amended and Restated Voting Trust Agreement dated July 31, 2000. The Voting Trust Agreement is discussed in further detail in Item 6. The UICI Voting Trust is a trust formed under the laws of the Commonwealth of Pennsylvania, and for purposes of this Schedule 13D its address is 2500 DeKalb Pike, East Norriton, Pennsylvania 19401. During the last five years, the UICI Voting Trust has not been convicted in any criminal proceeding. During the last five years, the UICI Voting Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the UICI Voting Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         c. See Item 4 with respect to the transactions effected by UICI with respect to the Common Stock.

         d. Excluding Common Stock and Units which UICI may be deemed to beneficially own by virtue of its relationships with the Subsidiaries and for which information is presented elsewhere in this Item 5 with regard to the Subsidiaries, no other person, other than certain wholly-owned subsidiaries of UICI is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by UICI.

         e.       Not applicable.

         MEGA

         a. MEGA beneficially owns 3,557,179 shares of Common Stock constituting 6.7% of the Common Stock.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 10 of 16 Pages
         -----------------------


         b. With regard to the 3,557,179 shares of Common Stock which MEGA beneficially owns, MEGA may be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Stock.

         c. See Item 4 with respect to the transactions effected by MEGA with respect to the Common Stock.

         d. No other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by MEGA.

         e.       Not applicable.

         Sub I

         a. Sub I beneficially owns 2,668,000 shares of Common Stock constituting 5.0% of the Common Stock.

         b. With regard to the 2,668,000 shares of Common Stock which Sub I beneficially owns, Sub I may be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Stock.

         c. See Item 4 with respect to the transactions effected by Sub I with respect to the Common Stock.

         d. No other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by Sub I.

         e.       Not applicable.

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 11 of 16 Pages
         -----------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Shareholders' Agreement

         In connection with the completion of the Merger, the Issuer, UICI, and Michael Ashker, the former President and Chief Executive of the Issuer, Alvin Clemens, the Chairman of the Issuer, entered into a Shareholders' Agreement, dated January 26, 2001 (the "Shareholders' Agreement"). Under the terms of the Shareholders' Agreement, the board of directors of the Issuer will consist of up to nine members. UICI and the Issuer may each independently nominate three nominees to the board, and, the remaining three directors will be nominated by mutual agreement of the Issuer (acting by the vote of a majority of the members of the board that were not nominated by or agreed to by UICI) and UICI. This provision of the Shareholders' Agreement will terminate with respect to UICI when UICI owns less than 20% of the Common Stock on a fully diluted basis.

         Subject to conditions set forth in the Shareholders' Agreement, the Issuer can require UICI to transfer up to 1,414,318 shares of Common Stock to unaffiliated third parties. A copy of the Shareholders' Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         Voting Trust Agreement

         UICI entered into the Voting Trust Agreement which provided for the establishment of a trust to hold shares of HealthAxis common stock owned by UICI (which were converted into the right to receive shares of Common Stock in the Merger). The initial trustees of the Voting Trust are Michael Ashker, Edward W. LeBaron, Jr. and Dennis B. Maloney the ("Trustees"). All of the Trustees were also directors of HealthAxis, and Messrs. Ashker and LeBaron are directors of the Issuer. A majority of the trustees have the power to vote the Common Stock held by the Voting Trust in their discretion at all meetings of shareholders or pursuant to actions by unanimous consent. UICI retains dispositive power and the ability to receive all dividends on the Common Stock held in the Voting Trust.

         The Voting Trust was amended effective July 31, 2000 to read in its present form. Pursuant to the Voting Trust Agreement if one of the Trustees is no longer able to serve as a trustee, the other two Trustees may select by unanimous vote a new trustee from that is not affiliated with UICI. The Voting Trust Agreement terminates upon the earlier of (i) February 11, 2020; (ii) such time as UICI owns less than 25% of the outstanding Common Stock; and (iii) upon another person or group (within the meaning of Rule 13d-5 promulgated under the Exchange
         Act) owning a greater percentage of the issued and outstanding Common Stock on a fully diluted basis, than the percentage beneficially owned by UICI (including, solely for purposes

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 12 of 16 Pages
         -----------------------


         of such determination, the Common Stock owned by the Voting Trust). A copy of the Voting Trust Agreement is filed as an exhibit to this
         Schedule 13D and is incorporated by reference herein.

         Registration Rights Agreements

         The Issuer and certain other investors, including UICI, have entered into an Amended and Restated Registration Rights Agreement dated January 29, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement provides certain registration rights to the parties thereto who are holders of such Common Stock issued or issuable upon (i) conversion of or with respect to the Debenture, (ii) conversion of or with respect to the Debenture as issued prior to the January 29, 2001 amendment and reissue of the Debenture, (iii) payment of interest or any other payments in respect of the Debenture, (iv) exercises of the Warrant, and (v) issuance of any shares of Common Stock issued with respect to clauses (i), (ii), (iii) or (iv) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise. The Registration Rights Agreements provide for underwritten offerings of the Common Stock. A copy of the Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         UICI had entered into that certain Registration Rights Agreement, dated January 7, 2000 (the "Original Registration Rights Agreement") with HealthAxis. Upon Original Registration Rights Agreement provides that HealthAxis or its successor to register the HealthAxis common stock or any securities into with such common stock may be changed as a result of merger, consolidation, recapitalization or other similar transaction. As a result of the Merger, the Original Registration Rights Agreement provides that the Issuer assumes the obligations of HealthAxis under the Original Registration Rights Agreement without taking any further action. A copy of the Original Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         Debenture

         On January 29, 2001, UICI was issued a new Debenture in amended and replace the previous HealthAxis Inc. 2% Convertible Debenture purchased by UICI. The terms of the Debenture provide that the holder thereof may convert all or any portion of the principal amount of the Debenture at any time into Common Stock at a price per share equal to $9.00, subject to adjustment. The principal amount of the Debenture is 1,666,666.67. The price per share

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 13 of 16 Pages
         -----------------------


         may be adjusted for the following: (i) stock dividends, stock splits and reverse stock splits; (ii) rights offerings, the issuance of certain options, warrants and other securities convertible into Common Stock; and (iii) the issuance or granting of subscription rights. A copy of the Debenture is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         Warrant

         On January 29, 2001, UICI was issued the Warrant in exchange for the HealthAxis Inc. Stock Purchase Warrant previously purchased by UICI. The Warrant may be exercised at any time up to and including September 13, 2005. The Warrant provides that UICI may purchase up to 12,291 shares of Common Stock at an exercise price of $3.01 per share, subject to adjustment. The exercise price may be adjusted for the following:
         (i) stock dividends stock splits and reverse stock splits; (ii) rights offerings, the issuance of certain options, warrants and other securities convertible into Common Stock; and (iii) the issuance or granting of subscription rights. A copy of the Warrant is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

         Founder's Program Voting Trust

         UICI established and sponsored the Insurdata Founder's Program pursuant to which UICI had granted options to purchase shares of common stock of Insurdata Incorporated ("Insurdata"), which were owned at the time by UICI, to certain employees of Insurdata. Insurdata was a wholly owned Texas corporation subsidiary of UICI which merged with and into HealthAxis.

         UICI reserved an appropriate amount of Insurdata common stock to be distributed upon the exercise of such options. Immediately prior to the merger of Insurdata and HealthAxis, UICI established the Founders Program Voting Trust pursuant to a Voting Trust Agreement dated January 7, 2000 (the "Founder's Voting Trust Agreement"). In that merger, the Founder's Voting Trust received shares of HealthAxis common stock in exchange for the Insuradata common stock. Upon the consummation of the Merger, the HealthAxis common stock held in the Founder's Voting Trust was converted into the right to receive Common Stock.

         The Founder's Voting Trust Agreement provides that the trustees of the trust distribute HealthAxis common stock to the holders of options upon the exercise of such options. The power to vote the Common Stock has been vested in the trustees of the Founder's Voting

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 14 of 16 Pages
         -----------------------


         Trust, and UICI does not have the power to direct the disposition of the Common Stock held in the Founder's Program Voting Trust. On the 61st day following the termination of employment of an employee holding an option, the trustee of the Founder's Program Voting Trust shall deliver the Common Stock being held with respect to such employee to UICI.

         UICI does not have any beneficial ownership of the Common Stock held in the Founder's Program Voting Trust. A copy of the Founder's Program Voting Trust Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT A      --      Shareholders' Agreement, dated September 26,
                                2001, by and among HealthAxis Inc., UICI,
                                Michael Ashker and Alvin H. Clemens

         EXHIBIT B      --      Amended and Restated Voting Trust Agreement,
                                dated July 31, 2000, among UICI and Michael
                                Ashker, Edward W. LeBaron, Jr. and Dennis B.
                                Maloney as trustees

         EXHIBIT C      --      Amended and Restated Registration Rights
                                Agreement, dated January 29, 2001, among
                                HealthAxis Inc. and certain investors

         EXHIBIT D      --      Registration Rights Agreement, dated January 7,
                                2000, by and between HealthAxis Inc. (as successor by merger to HealthAxis.com, Inc.) and UICI

         EXHIBIT E      --      HealthAxis Inc. 2% Convertible Debenture

         EXHIBIT F      --      HealthAxis Inc. Stock Purchase Warrant

         EXHIBIT G      --      Voting Trust Agreement, dated January 7, 2000,
                                among UICI and Michael Ashker, Alvin H. Clemens,
                                Edward W. LaBaron, Jr. and Henry Hager as trustees

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 15 of 16 Pages
         -----------------------


         EXHIBIT H      --      Agreement to File Joint Statement on Schedule
                                13D

                                  SCHEDULE 13D


CUSIP NO.    74382 10 7                                      Page 16 of 16 Pages
         -----------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This statement may be executed in multiple counterparts, each of which shall constitute an original.


  February 6, 2001
-----------------------
            Date


UICI

By:             /s/ Glenn W. Reed
               ------------------
Name:          Glenn W. Reed
Title:         Executive Vice President and General Counsel

 The MEGA Life and Health Insurance Company


By:             /s/ Glenn W. Reed
               ------------------
Name:          Glenn W. Reed
Title:         Vice President

UICI Sub I, Inc.

By:             /s/ Glenn W. Reed
               ------------------
Name:          Glenn W. Reed
Title:         Vice President

                                   APPENDIX A


Capitalized terms used but not defined herein shall have the respective meanings assigned such terms in the joint Schedule 13D of UICI, MEGA and Sub I, to which this is attached as Appendix A.

Information regarding the number and percentage of Common Stock beneficially owned by any person assumes that the entire Debenture or Warrant beneficially owned by such person is converted into or exercised for Common Stock and that no other debenture or warrant beneficially owned by other persons is converted into or exercised for Common Stock.

Beneficial ownership reported for the persons listed in this Appendix A does not include Common Stock which any such person may be deemed to beneficially own by virtue of such person's relationship with UICI and such person's or UICI's relationships with the Subsidiaries.

(a) EXECUTIVE OFFICERS AND DIRECTORS OF UICI. Set forth below are the name and positions held of each director and executive officer of UICI. References to persons listed below include persons sharing beneficial ownership of Common Stock with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with UICI.

               All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UICI, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Ronald L. Jensen             Chairman of the Board and President
                                            of Specialized Investment Risks,
                                            Inc., Hurst Texas and Chairman of
                                            the Board of Directors of UICI

                                            Mr. Jensen's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Gregory T. Mutz              Director, President and Chief
                                            Executive Officer

                                            Mr. Mutz's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Richard T. Mockler           Director
                                            Retired, Former Partner with Ernst &
                                            Young, Dallas, Texas

                                            Mr. Mockler's address for purposes
                                            of this Schedule 13D is 1444
                                            Greathouse Road, Waxahachie, Texas
                                            75167

               Patrick J. McLaughlin        Director
                                            President, Emerald Capital Group,
                                            Ltd., Rosemont, Pennsylvania 19010

                                            Mr. McLaughlin's address for
                                            purposes of this Schedule 13D is 100
                                            Chetwynd Drive, Suite 202, Rosemont,
                                            Pennsylvania 19010

               Stuart D. Bilton             Director
                                            President, Chicago Trust Company,
                                            Chicago, Illinois 60601

                                            Mr. Bilton's address for purposes of
                                            this Schedule 13D is 171 N. Clark
                                            Street, Chicago, Illinois 60601

               George H. Lane, III          Director
                                            CEO of Lane Company, Atlanta,
                                            Georgia

                                            Mr. Lane's address for purposes of
                                            this Schedule 13D is 5555 Glenridge
                                            Connector, Suite 700, Atlanta
                                            Georgia 30342

               Glenn W. Reed                Executive Vice President and General
                                            Counsel (also Director and Executive
                                            Officer of Insurance Subsidiaries of
                                            UICI)

                                            Mr. Reed's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244

               William J. Gedwed            Director, Chairman, President and
                                            Chief Executive Officer of National
                                            Motor Club of America, Inc.

                                            Mr. Gedwed's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244

               Steven K. Arnold             Vice President (also Director and
                                            Executive Officer of Insurance
                                            Subsidiaries of UICI)

                                            Mr. Arnold's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244

               Matthew R. Cassell           Vice President and Chief Financial
                                            Officer

                                            Mr. Cassell's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244

               To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

(b) EXECUTIVE OFFICERS AND DIRECTORS OF THE MEGA LIFE AND HEALTH INSURANCE COMPANY. Set forth below are the name and positions held of each director and executive officer of MEGA. References to persons listed below include persons sharing beneficial ownership of Common Stock with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with MEGA.

               All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UICI and MEGA, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Gregory T. Mutz              Chairman of the Board

                                            Mr. Mutz's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Matthew R. Cassell           Director

                                            Mr. Cassell's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Glenn W. Reed                Director and Vice President

                                            Mr. Reed's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Robert B. Vlach              Director, Vice President, Assistant
                                            Secretary and General Counsel

                                            Mr. Vlach's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Steven K. Arnold             Director and Vice President

                                            Mr. Arnold's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Emmanuel J. Pendola          Director and Vice President

                                            Mr. Pendola's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Mark D. Hauptman             Director, Vice President

                                            Mr. Hauptam's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Phillip J. Myhra             Director, President, Chief Executive
                                            Officer and Chief Actuary

                                            Mr. Myhra's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Connie Palacios              Treasurer and Controller

                                            Ms. Palacious's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Peggy G. Simpson             Secretary

                                            Ms. Simpson's address for purposes
                                            of this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

(c) EXECUTIVE OFFICERS AND DIRECTORS OF UICI SUB I, INC. Set forth below are the name and positions held of each director and executive officer of Sub I. References to persons listed below include persons sharing beneficial ownership of Common Stock with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with Sub I.

               All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UICI and Sub I, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Gregory T. Mutz              Director and President

                                            Mr. Mutz's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               Glenn W. Reed                Vice President and Secretary

                                            Mr. Reed's address for purposes of
                                            this Schedule 13D is 4001 McEwen
                                            Drive, Suite 200, Dallas, Texas
                                            75244.

               To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

                                  EXHIBIT INDEX


         EXHIBIT A      --      Shareholders' Agreement, dated September 26,
                                2001, by and among HealthAxis Inc., UICI,
                                Michael Ashker and Alvin H. Clemens
                                (Incorporated by reference to exhibit 99.2 to the Issuer's Registration Statement on Form S-4
                                (No. 333-30256))

         EXHIBIT B      --      Amended and Restated Voting Trust Agreement,
                                dated July 31, 2000, among UICI and Michael
                                Askher, Edward W. LeBaron, Jr. and Dennis B.
                                Maloney as trustees (Incorporated by reference to exhibit 10.1 to the Issuer's Registration
                                Statement on Form S-4 (No. 333-30256))

         EXHIBIT C      --      Amended and Restated Registration Rights
                                Agreement, dated January 29, 2001, among
                                HealthAxis Inc. and certain investors
                                (Incorporated by reference to exhibit 10.2 to the Issuer's Periodic Report on Form 8-K filed
                                October 10, 2000)

         EXHIBIT D      --      Registration Rights Agreement, dated January 7,
                                2000, by and between HealthAxis Inc. (as successor by merger to HealthAxis.com, Inc.) and UICI (Incorporated by reference to exhibit 99.10 to the Issuer's Periodic Report on Form 8-K filed September 13, 1999)

         EXHIBIT E      --      HealthAxis Inc. 2% Convertible Debenture
                                (Incorporated by reference to exhibit 10.2 to the Issuer's Periodic Report on Form 8- K filed
                                October 10, 2000)

         EXHIBIT F      --      HealthAxis Inc. Stock Purchase Warrant
                                (Incorporated by reference to exhibit 10.2 to the Issuer's Periodic Report on Form 8-K filed
                                October 10, 2000)

         EXHIBIT G      --      Voting Trust Agreement, dated January 7, 2000,
                                among UICI and Michael Ashker, Alvin H. Clemens,
                                Edward W. LaBaron, Jr. and Henry Hager as trustees (Incorporated by reference to exhibit
                                99.5 to the Issuer's Periodic Report on Form 8-K filed September 13, 1999)

         EXHIBIT H      --      Agreement to File Joint Statement on Schedule
                                13D